Exhibit 99.3

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) March 26, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held at 9 : 00 am on March 31 , 2026 , Hong Kong time ( 9 : 00 pm on March 30 , 2026 , U . S . Eastern time) at Unit 1203 C, Level 12 , Admiralty Centre, Tower 1 , 18 Harcourt Road, Admiralty, Hong Kong . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - Intelligent Group Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 AND 2. Proposal 1 : Increase of Authorised Share Capital and Creation of Class C Ordinary Shares Resolved as a resolution of members, that the Company’s maximum number of authorised shares be increased and a new class C ordinary shares each with a par value of US $ 0 . 0002 and five hundred (500) votes per share at a meeting of the members of the Company be created such that the Company will be authorised to issue a maximum of 10 , 000 , 000 , 000 shares each with a par value of US $ 0 . 0002 divided into (i) 9 , 900 , 000 , 000 class A ordinary shares each with a par value of US $ 0 . 0002 , (ii) 99 , 970 , 000 class B ordinary shares each with a par value of US $ 0 . 0002 and (iii) 30 , 000 class C ordinary shares each with a par value of US $ 0 . 0002 . FOR AGAINST ABSTAIN Proposal 2 : Adoption of Amended and Restated Memorandum and Articles of Association Resolved as a resolution of members, that subject to the foregoing resolution being passed, the current memorandum and articles of association of the Company be amended and restated by the adoption of the amended and restated memorandum and articles of association, the form of which is annexed as Exhibit A to the notice of EGM, and the amended and restated memorandum and articles of association be adopted as the new memorandum and articles of association of the Company, in substitution for the current memorandum and articles of association, to set out the rights and restrictions of the newly created class C ordinary shares . FOR AGAINST ABSTAIN Note: To transact such other business as may properly come before the Meeting or any continuations, adjournments or postponements thereof. Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN *

Intelligent Group Limited Extraordinary General Meeting of Shareholders March 31, 2026 9:00 am Local Time (9:00 pm, Eastern Time, March 30, 2026) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The undersigned shareholder of Intelligent Group Limited, a British Virgin Islands company ( the “Company”), hereby acknowledges receipt of the Notice of 2026 Extraordinary General Meeting ( the “Meeting”), and hereby appoints, if no person is specified, Wai Lau, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on March 31 , 2026 , at 9 : 00 am, Hong Kong Time, at Unit 1203 C, Level 12 , Admiralty Centre, Tower 1 , 18 Harcourt Road, Admiralty, Hong Kong, or at any adjournment thereof, and to vote all Class A ordinary shares or Class B ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting furnished herewith . If this proxy is properly executed and returned, it will be voted as specified below . If no specification is made, this proxy will be voted FOR Proposals 1 , and 2 . Electronic Delivery of Future Proxy Materials : If you would like to reduce the costs incurred by Intelligent Group Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer : Email Address : (Continued and to be signed on the reverse side)